UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CE FRANKLIN LTD.
(Exact name of registrant as specified in its charter)

Alberta, Canada	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 1800, 635 8th Avenue S.W. Calgary, Alberta, Canada	T2P 3M3
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Share Purchase Rights	The NASDAQ Stock Market LLC Toronto Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable):  N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.

On April 18, 2012, the Board of Directors of CE Franklin Ltd. (the “Corporation”) authorized the issuance of one Right (as defined below) in respect of each common share, no par value (the “Common Shares”) of the Corporation. The description and terms of the Rights are set forth in the Shareholder Rights Plan Agreement, dated as of April 18, 2012 (the “Rights Plan”), by and between the Corporation and Computershare Trust Company of Canada, as Rights Agent. The Rights Plan became effective as of April 18, 2012 following approval by the board of directors of the Corporation.

The following is a summary of the features of the Rights Plan as it applies to the Corporation. This summary is qualified in its entirety by the full text of the Rights Plan, which is attached as Exhibit 1 to this Form 8-A, and incorporated herein by reference. All Capitalized terms used in this summary and not otherwise defined shall have the meanings ascribed thereto in the Rights Plan unless otherwise indicated.

Issuance of Rights

In accordance with the Rights Plan, the Corporation issued one right (a “Right”) in respect to each Common Share of the Corporation outstanding as of the close of business (in Calgary, Alberta, Canada) (the “Record Time”) on April 18, 2012, the “Effective Date” of the Corporation’s Rights Plan. The Corporation will, from time to time, issue one Right in respect of each Common Share issued after the Record Time, but prior to the earlier of the Separation Time and the Expiration Time.

Each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price. The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time.

Trading of Rights

Until the Separation Time, each Right shall be evidenced by the certificate representing the associated Common Share and shall be transferable only with, and will be transferred by a transfer of the associated Common Share. No physical distribution of separate certificates evidencing the Rights will be made until the Separation Time, after which, the Rights will be evidenced by separate Rights Certificates, and such Rights Certificates shall be transferable.

Rights Certificate Holder Not Deemed a Shareholder

Until a Right is exercised, the holder of the Right will have no rights as a shareholder solely with respect to that Right. No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose to be the holder of any Common Share or any other security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything in the Rights Plan or in any Rights Certificate be construed (among other things) to confer upon the holder of any Right or Rights Certificate any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted at any meeting of shareholders of the Corporation.

Exercise of Rights

Each Right will entitle the holder to purchase after the Separation Time, but before the Expiration Time one Common Share from the Corporation at an exercise price (the “Exercise Price”) equal to five times the “Market Price” per Common Share determined at the Separation Time, subject to subsequent adjustment in accordance with the Rights Plan. If prior to the Expiration Time a Flip−in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the first date of public announcement by the Corporation or an Acquiring Person, that a person has become an Acquiring Person (the “Stock Acquisition Date”), or such longer period as may be determined by the Board of Directors, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Rights Plan, that number of Common Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip−in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

Adjustment of Exercise Price and Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right, and the number of Rights outstanding are subject to adjustment, if the Corporation shall at any time after the Record Time perform certain actions that customarily trigger adjustments. These actions include, but are not limited to: declaring or paying a dividend on its Common Shares payable in Voting Shares or Convertible Securities in respect thereof other than pursuant to any dividend reinvestment plan or program; subdividing or changing the number of outstanding Common Shares into a greater number of Common Shares; or combining or changing the number of outstanding Common Shares into a smaller number of Common Shares.

Flip−in Event

A “Flip−in Event” is a transaction or event in or pursuant to which a person becomes an Acquiring Person. Upon the occurrence of any Flip−in Event any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such other Person) or a transferee of Rights, direct or indirect, from (among others) an Acquiring Person where such transfer has the purpose or effect of avoiding the Flip-In Event restrictions shall become null and void without any further action and any holder of such Rights, including transferees, shall thereafter have no right to exercise such Rights.

Acquiring Person

An “Acquiring Person” is a person who is or becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares after the Effective Date. An Acquiring Person does not, however, include the Corporation or any corporation controlled by the Corporation, or any person that becomes the Beneficial Owner of 20% or more of the Common Shares as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Common Shares as a result of one or any combination of a Voting Share Reduction, Permitted Bid Acquisition, Exempt Acquisition, Pro Rata Acquisition, or Convertible Security Acquisition. The full descriptions of “Voting Share Reductions”, “Permitted Bid Acquisitions”, “Exempt Acquisitions”, “Pro Rata Acquisitions”, and “Convertible Security Acquisitions” are set out in the Rights Plan. However, in general:
a)
a “Voting Share Reduction” means an acquisition or redemption by the Corporation of outstanding Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by a Person to 20% or more of the Voting Shares then outstanding;

b)	a “Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid;
c)
an “Exempt Acquisition” means an acquisition of shares (i) in respect to which the Board of Directors has waived the application of the Flip−in Event provisions of the Rights Plan; (ii) pursuant to a distribution of Voting Shares or Convertible Securities made by the Corporation pursuant to a public offering or private placement, provided that the acquiror does not thereby Beneficially Own a greater percentage of the Voting Shares or Convertible Securities so issued than the percentage of Voting Shares or Convertible Securities Beneficially Owned by the acquiror immediately prior to such acquisition; (iii) pursuant to an amalgamation, merger or other statutory procedure, provided that the Corporation is a party to the definitive agreement concerning such amalgamation, merger or other statutory procedure;

d)
a “Pro Rata Acquisition” means any acquisition of Voting Shares of Convertibe Securities pursuant to (i) any dividend reinvestment plan, such purchase plan or other plan of the Corporation made available to all holders of Voting Shares (other than holders resident in any jurisdiction where participation in such plan is restricted or impractical as a result of applicable law); (ii) a stock dividend or stock split pursuant to which a Person becomes a Beneficial Owner of Voting Shares on the same pro−rata basis as all other holders of securities of the same class or series; (iii) the acquisition or exercise of rights to purchase Voting Shares or Convertible Securities distributed to all holders of Voting Shares (other than holders resident in any jurisdiction where such distribution or exercise is restricted or impractical as a result of applicable law) by the Corporation pursuant to a rights offering (but only if such rights are acquired directly from the Corporation); or (iv) a distribution of Voting Shares or Convertible Securities in respect thereof offered pursuant to a prospectus or by way of a private placement by the Corporation or a conversion or exchange of any such Convertible Security, provided that, in the cases of (iii) and (iv) above, such Person does not thereby acquire a greater percentage of Voting Shares or Convertible Securities so offered than the Person’s percentage of Voting Shares or Convertible Securities Beneficially Owned immediately prior to such acquisition; and
e)
a “Convertible Security Acquisition” means the acquisition of Voting Shares from the Corporation upon the exercise, conversion or exchange of Convertible Securities acquired by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

Also excluded from consideration as an Acquiring Person is an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a distribution of securities; or a Person (“Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares as of the Record Time; provided however, this exception will not be, and will cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person, after the Record Time, becomes the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition.

Separation Time

The Separation Time will occur at the close of business on the tenth Trading Day after the earlier of: (i) the Stock Acquisition Date; and (ii) the date of the commencement of, or first public announcement or disclosure of the intent of any person to commence a Take−over Bid (other than Permitted Bid, so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid); or such later Business Day as may be determined at any time or from time to time by the Board of Directors.  However, if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, without securities deposited thereunder being taken up and paid for, such Take-over Bid shall be deemed, never to have been made, and, provided further, that if the Board of Directors determines to waive the application of a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

Permitted Bids

A Permitted Bid is a Take-over Bid made by way of a Take-Over Bid circular which also complies with the following additional provisions: (A) the Take-Over Bid is for all issued and outstanding Voting Shares made to all registered shareholders other than the bidder; and (B)(i) the bid provides that no Common Shares will be taken up or paid for before the close of business on the date that is not less than 60 days following the date of the Take−Over Bid; and (ii) that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by shareholders other than the offeror and certain related parties have been deposited pursuant to the bid and not withdrawn.

Notwithstanding the foregoing, a that a Take-Over Bid shall not be a Permitted Bid if, at the commencement of the Take-Over Bid, the bidder or any of its Affiliates or Associates or their respective advisors or other representatives (including directors, officers, employees and agents) or any Person acting jointly or in concert with any of them in connection with the Take-Over Bid, possessed Confidential Information, unless such Persons shall have entered into a Confidentiality Agreement with the Corporation within three months prior to the commencement of the Take-Over Bid.

Competing Permitted Bid

A “Competing Permitted Bid” is a Take-over Bid that (i) is made after a Permitted Bid has been made, and prior to the expiration of such prior bid, (ii) satisfies the definition of “Permitted Bid” except for the condition that requires the no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the Close of Business on a date that is earlier than the later of (A) 35 days (or such longer minimum period of days that a Take-over Bid  prior to the Close of Business on a date which is not less than 60 days (or such shorter period of time as may be permitted by the Board of Directors from time to time) following the date of the Take-over Bid  and (iii) contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the Close of Business on a date that is earlier than the later of (A) 35 days (or such longer minimum period of days that a Take-over Bid must remain open for acceptance under the Securities Act) after the date of the Take-over Bid;  and (B) the 60th day (or such shorter period of time as may be permitted by the Board of Directors from time to time) after the earliest date on which any other Permitted Bid that is then in existence was made.

Redemption and Waiver

At any time prior to the occurrence of a Flip−in Event, the Board of Directors, acting in good faith, may (without the prior consent of shareholders), at its option, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right, subject to adjustment.

The Board of Directors may waive application of the Rights Plan to any prospective Flip−in Event if it has determined, following the Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person conditional upon such person reducing its beneficial ownership below 20% of the Corporation’s outstanding Common Shares, generally within 10 days of the Board of Directors making such determination. Pursuant to Section 5.1(d) , if the Board of Directors waives the Rights Plan for a particular bid, it will be deemed to have waived the Rights Plan for any other take−over bid made by take−over bid circular to all registered holders of Common Shares before the expiry of the first bid.

Term of the Rights Plan

The Rights Plan will expire six months from the date of the Rights Plan if not confirmed by the shareholders of the Corporation at a meeting called to consider the approval of the Rights Plan. Notwithstanding such confirmation of the Rights Plan at such meeting of the shareholders of the Corporation, the Rights Plan will terminate upon any earlier event of termination under the Rights Plan, unless a Flip−in Event has occurred and not been waived pursuant to the Rights Plan.

Amendments

The Corporation may amend, supplement, vary or rescind any of the provisions of this Rights Plan and the Rights as may be determined by the Board of Directors in its sole and absolute discretion acting in good faith (whether or not such action would materially adversely affect the interest of the holders of the Rights generally), except that no amendment, supplement, variation or deletion may be be made to the provisions affecting the Rights Agent without the written concurrence of the Rights Agent thereto.

Item 2. Exhibits.

The following exhibits are being filed as part of this registration statement and are incorporated by reference herein.

Exhibit Number	Description of Exhibit
4.1	Shareholder Rights Plan Agreement, dated as of April 18, 2012, by and between the Corporation and Computershare Trust Company of Canada, as Rights Agent
4.2	Form of Rights Certificate (included as part of Exhibit 4.1)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 20, 2012

CE FRANKLIN LTD.
By:	/s/ Derren Newell
	Name:	Derren Newell
	Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.1	Shareholder Rights Plan Agreement, dated as of April 18, 2012, by and between the Corporation and Computershare Trust Company of Canada, as Rights Agent
4.2	Form of Rights Certificate (included as part of Exhibit 4.1)